SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2004	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

BCE Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

               The Registrant’s Management’s Discussion and Analysis of Financial and Operating Results and Comparative Financial Statements for the year ended December 31, 2003 and the notes thereto prepared in accordance with U.S. generally accepted accounting principles contained on pages 21 to 108 of Exhibit 1 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 17, 2004, the Registrant’s Management Information Circular and Proxy Statement, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”, dated March 8, 2004 and included as Exhibit 2 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 17, 2004 and the Consent of PricewaterhouseCoopers LLP included as Exhibit 4 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 17, 2004 are incorporated by reference into the Registrant’s registration statement on Form F-3 (No. 333-14148).

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date:	March 17, 2004	By:	/s/ Jamie C. Sokalsky

		Name:	Jamie C. Sokalsky
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit
1	Barrick Gold Corporation’s 2003 Annual Report to Shareholders

2	Barrick Gold Corporation’s Management Information Circular and Proxy Statement dated March 8, 2004 (including Letter to Shareholders and Notice of Annual Meeting)

3	Barrick Gold Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2003 prepared in accordance with Canadian generally accepted accounting principles

4	Consent of Independent Accountants